Effective December 16, 2003, the Trustees approved additional changes to the Fund's by-laws. The changes included updating the leveraged rating agency requirements in keeping with recent changes to the agency's basic maintenance reporting requirements for leveraged closed-end funds. In addition, changes were made to reflect recent updates that Moody's made to some of their eligible asset and discount factors. These revisions bring the Fund's by-laws in line with current rating agency requirements.